

September 24, 2019

Michael Homan
Vice President, Corporate Accounting
PROCTER & GAMBLE Co
1 Procter & Gamble Plaza
Cincinnati, OH 45202

> **Re: PROCTER & GAMBLE Co**
> **Form 10-K for Fiscal Year Ended June 30, 2019**
> **Filed August 6, 2019**
> **File No. 1-00434**

Dear Mr. Homan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Cash Flow, Financial Condition and Liquidity
Operating Cash Flow, page 21

1. We note your disclosure on page 22 that your accounts payable, accrued and other liabilities generated $1.9 billion of cash and your days payable outstanding increased by 8 days as of year-end. You state that these increases were primarily driven by extending payment terms with your suppliers. However, you anticipate similar "extended payment terms" cash flow benefits could decline in fiscal 2020. Please tell us whether the extended payment terms with suppliers are related to the supply chain finance program described on your website. Further, provide us with the material and relevant terms of your program along with the general benefits and risks introduced by the arrangements. For example, address if your payment obligations under your supply chain finance program are different than the terms originally negotiated with your suppliers and if so,

how. Also address if the program was also established with your subsidiaries and guaranteed by the parent company.

2. Please consider expanding your liquidity disclosures to address the trends and uncertainties related to the extended payment terms for suppliers (and the supply chain finance program) that have impacted historical results or are reasonably likely to materially impact liquidity in the future. Include additional narrative disclosure to enable an understanding of the accounts payable amounts in the financial statements. Refer to Item 103 of Regulation S-K and the related Commission Interpretive Releases No. 33-8350 and No. 33-9144. For example, consider disclosing the following:

- Your plan to further extend payment terms to your suppliers and the factors that may limit your ability to continue to increase operating cash flows using this strategy in the future;
- Additional information about the period-end accounts payable amount and intra-period variations of it including:
    - Amount of accounts payable which has been settled by your suppliers under the supply chain finance program and pending your payment as of the report date;
    - Amount of accounts payable sold by suppliers during the reporting period and the percentage of your suppliers participating in your program; and
    - Accounts payable days outstanding and any increase or decrease in the number of days outstanding.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kevin Stertzel at (202) 551-3723 or W. John Cash at (202) 551-3768 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction